N E W S R E L E A S E

June 12, 2013

Nevsun Changes Chief Financial Officer

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) announces that Fausto Taddei has resigned as the Chief Financial Officer with immediate effect to pursue other business opportunities.

Cliff Davis, the President and Chief Executive Officer of Nevsun and former CFO and Chartered Accountant, will take on an acting CFO role until a replacement has been hired.

We wish Fausto all the best in future endeavours.

About Nevsun Resources Ltd.
Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced gold production in February 2011 and is scheduled to transition to copper/gold production in 2013. Management expects the Bisha Mine will rank as one of the highest grade open pit base metal deposits in the world.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com